UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MINERALS TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11430	25-1190717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

622 Third Avenue, New York, NY	10017-6707
(Address of principal executive offices)	(Zip Code)

Timothy J. Jordan (212) 878-1800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

(a)  Minerals Technologies Inc. (“MTI” or the “Company”) is a global, technology-driven specialty minerals company that develops, produces, and markets a wide range of minerals and mineral-based products and services. The Company utilizes global mineral reserves with our core technologies and applications to deliver innovative solutions for products that are part of everyday life.

The Company has two reportable segments: Consumer & Specialties and Engineered Solutions.

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The Consumer & Specialties segment serves consumer end markets directly with mineral-to-market finished products and also provides specialty mineral-based solutions and technologies that are an essential component of our customers’ finished products. The two product lines in this segment are Household & Personal Care and Specialty Additives.

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The Engineered Solutions segment serves industrial end markets with engineered systems, mineral blends, and technologies that are designed to improve our customers’ manufacturing processes and projects. The two product lines in this segment are High-Temperature Technologies and Environmental & Infrastructure.

This Form SD is filed by the Company pursuant to Rule 13q-1 under the Securities Exchange Act of 1934, as amended, for the period from January 1, 2024 to December 31, 2024 (the “Reporting Period”). The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

All payments are reported in U.S. dollars. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2024.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibits are included as part of this report:

2.01	Resource Extraction Payment Report for the fiscal year ended December 31, 2024 as required by Item 2.01 of this Form.

104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINERALS TECHNOLOGIES INC.
(Registrant)

By:	/s/ Timothy J. Jordan
Name:	Timothy J. Jordan
Title:	Vice President, General Counsel,
Secretary and Chief Compliance Officer

Date:  September 29, 2025